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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2001

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                                      AXA

                (Translation of registrant's name into English)

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                              25, AVENUE MATIGNON
                              75008 PARIS, FRANCE

                    (address of principal executive offices)

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    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F _X_    Form 40-F ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

    Yes ____    No _X_

    If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

    The registrant's report on this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12872),
(ii) Registration Statement on Form F-3 (File No. 333-12956) and
(iii) Registration Statement on Form S-8 (File No. 333-12944).
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                           FORWARD LOOKING STATEMENTS

    Certain statements in this press release that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include the intensity of competition from other financial institutions, AXA' s experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to AXA' s life and health insurance operations, the frequency, severity and development of property and casualty claims including catastrophic events which are uncertain in nature and policy renewal rates relating to AXA' s property and casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA' s ability to hedge such exposure effectively and counterparty credit risk, adverse changes in the economy in AXA' s major markets, other adverse developments affecting the value of AXA' s investments, AXA' s ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA' s visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA' s access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA' s businesses, including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world and the effect of future acquisitions. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events, circumstances or otherwise.
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                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                       AXA
                                                       (REGISTRANT)

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                       Name: Gerard de La Martiniere
                                                       Title: Member of the Management Board
                                                            Group Executive President, Finance
                                                            Control and Strategy
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Date: February 13, 2001
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                                 EXHIBIT INDEX

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      EXHIBITS                                  DESCRIPTION
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
          1             Press Release issued by AXA on February 12, 2001.
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